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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 333-135646-12 001-12381 333-135646-11
CUSIP NUMBER 53567W AC 7

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 28, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Linens Holding Co. Linens ’n Things, Inc. Linens ’n Things Center, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

6 Brighton Road
Address of Principal Executive Office (Street and Number)

Clifton, New Jersey 07015
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrants are not in a position where they will be able to file their Quarterly Report on Form 10-Q for the thirteen-week period ended June 28, 2008 (the “Report”) in a timely manner.  The principal reason for the registrants’ delay in filing the Report relates to the filing by the registrants and their direct and indirect U.S. subsidiaries (collectively, the “Company”) of voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware on May 2, 2008 (jointly administered under Case No. 08 10832).  The Company requires additional time to complete the preparation of the consolidated financial statements for such period and management’s discussion and analysis of financial condition and results of operations.  The delay is necessary in part because, in connection with the Company’s bankruptcy filing, the Company is performing an impairment analysis related to certain of its tangible and intangible assets, which is not yet complete.  The Company intends to file the Report as soon as reasonably practicable, but will not be in a position to file the Report by the fifth calendar day following the required filing date, as prescribed in Rule 12b-25.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Francis M. Rowan	(973)	815-2929
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No

	The registrants have not yet filed their Quarterly Report on Form 10-Q for the thirteen-week period ended March 29, 2008.
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As disclosed in Part III above, the delay in filing the Report is necessary in part because, in connection with the Company’s bankruptcy filing, the Company is performing an impairment analysis related to certain of its tangible and intangible assets, which is not yet complete.  Subject to such impairment analysis, the registrants do not anticipate that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the Report.  However, at this time the registrants cannot predict the outcome of the impairment analysis, which could result in the Report reflecting a significant change in results of operations from the corresponding period for the last fiscal year.

Linens Holding Co.

Linens ’n Things, Inc.

Linens ’n Things Center, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 12, 2008	By	/s/ FRANCIS M. ROWAN
Francis M. Rowan
Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).